Melanin Haircare, LLC (the "Company") a Delaware Company

Financial Statements

For the fiscal year ended December 31, 2024

Profit and Loss

	Total
INCOME	
40000 Income	
40010 Sales	2,411,288.62
40030 Shipping Revenue	24,413.00
Total 40000 Income	**2,435,701.62**
45000 Returns and Discounts	
45010 Discounts	-133,980.54
45020 Returns	-70,689.23
45070 PO Shipped Late/Fill Rate	-1,396.03
45115 Damages	-211.20
45165 Other Chargebacks	-6,005.57
Total 45000 Returns and Discounts	**-212,282.57**
Total Income	**2,223,419.05**
COST OF GOODS SOLD	
50000 Cost of Goods Sold	0.00
50010 COGS	390,894.33
50020 Merchandise COGS	250.00
50030 Freight-In	1,177.85
59999 Inventory Adjustment	170,654.21
Total 50000 Cost of Goods Sold	**562,976.39**
Total Cost of Goods Sold	**562,976.39**
GROSS PROFIT	**1,660,442.66**
EXPENSES	
60000 Advertising & Marketing	
60020 Content Creation	5,921.94
60030 Digital Advertising	2,969.11
60035 Ecomm Platform	12,905.66
60040 Influencers	6,375.00
60050 Marketing Consultants	309.58
60090 Web Development	66,398.93
60100 Trade Show	78,063.76
60120 Email Marketing	7,800.00
60130 SMS Marketing	1,200.00
60160 Ratings & Reviews	30,750.00
60170 Marketing Licensing	2,230.00
60200 Retail Marketing	515.96
60210 Gift with Purchase	803.87
60235 Photography Props	460.37
Total 60000 Advertising & Marketing	**216,704.18**
62000 Payroll Expenses	

	Total
62010 Payroll Tax	34,769.19
62020 Payroll Wages	397,109.05
62040 Employee Benefits contributions	17,570.90
62045 401k Expense	6,030.36
62047 Benefit Payments	60,552.97
62050 Payroll Fees	9,063.41
62060 Reimbursements	844.66
62070 Contractors	41,151.26
62090 Customer Service	18,943.03
Total 62000 Payroll Expenses	**586,034.83**
63000 Logistics	
63010 Freight Out	23,074.92
63020 Shipping Supplies	5,941.74
63040 Storage	211,081.53
Total 63000 Logistics	**240,098.19**
64000 Travel (T&E)	
64010 Airfare	9,588.47
64020 Travel - Other	602.40
64030 Lodging	6,476.39
64040 Auto Transportation Expenses	3,722.76
64050 Meals & Entertainment	1,923.67
Total 64000 Travel (T&E)	**22,313.69**
65000 General and Administrative	
65010 Bank Charges & Fees	3,411.27
65020 Auto Expense	214.12
65031 Cleaning Services	241.79
65040 Dues & Subscriptions	13,272.62
65050 Education and Professional Development	344.90
65080 Insurance	4,168.10
65090 Job Supplies	72.17
65210 Licenses and Certifications	24.00
65220 Telephone & Internet	5,656.83
65230 Office Supplies	4,786.15
65250 Parking and Tolls	527.75
65260 Rent & Lease	26,393.94
65280 Utilities	508.00
65290 Workers' Compensation	282.72
65300 Software	75,727.75
65310 EDI	8,856.25
65330 Charitable Contributions	15.00
Total 65000 General and Administrative	**144,503.36**
65100 Merchant Processing Fees	
65120 PayPal Fees	1,086.62

	Total
65130 Shopify Fees	15,776.29
65140 Amazon Fees	987.41
Total 65100 Merchant Processing Fees	**17,850.32**
67000 Professional Fees	
67010 Legal & Professional Services	5,061.00
67015 Regulatory	3,500.00
67020 Accounting	17,026.64
67040 Consulting	41,222.10
67041 Professional Services-Other	24,285.77
67043 Staffing Services	11,090.81
Total 67000 Professional Fees	**102,186.32**
67045 Purchases	447.57
Total Expenses	**1,330,138.46**
NET OPERATING INCOME	**330,304.20**
OTHER INCOME	
70010 Interest Income	21.11
70030 Other Income	288.51
Total Other Income	**309.62**
OTHER EXPENSES	
80020 Interest Expense	8,432.48
80030 Amortization Expense	7,500.00
80040 Depreciation Expense	29,145.14
80050 Business Taxes	2,000.00
80120 Write-Off prior year	-60,344.00
89995 Exchange Gain or Loss	-1,273.32
89997 Other Miscellaneous Expense	3,469.97
Total Other Expenses	**-11,069.73**
NET OTHER INCOME	**11,379.35**
NET INCOME	**$341,683.55**

Balance Sheet

As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
10000 #1 Primary Savings	23.76
10010 #2 Business Checking	-79.17
10020 #4 GTAX Business Checking	52,461.66
10040 #7 Comp Business Checking	0.01
10050 #8 Prof Business Checking	22,651.93
10070 Chase Checking 9858	-257.42
10100 Chase Checking 7327	158.82
10115 Citizens 4455	2,665.80
10116 Citizens 4412	25.00
10120 Middlesex Bank 0167	100.00
10121 Middlesex 0159	100.00
Total Bank Accounts	**77,850.39**
Accounts Receivable	
11000 Accounts Receivable (A/R)	84,885.61
11001 Accounts Receivable (A/R) - GBP	7,750.63
Total Accounts Receivable	**92,636.24**
Other Current Assets	
12500 Inventory Asset	0.00
12510 Product Inventory	791,366.40
12520 Merchandise Inventory	1,952,424.14
12530 Components	130,629.40
Total 12500 Inventory Asset	**2,874,419.94**
12550 Undeposited Funds	140,165.96
Total Other Current Assets	**3,014,585.90**
Total Current Assets	**3,185,072.53**
Fixed Assets	
13000 TANGIBLE FIXED ASSETS	
13010 Computer & Phones	21,129.32
13020 Leasehold Improvements	6,663.21
13030 Furniture & Fixtures	
13040 Rapid Displays	86,924.58
13050 Furniture and Fixtures	58,931.94
Total 13030 Furniture & Fixtures	**145,856.52**
13499 Accumulated Depreciation	-65,859.11
Total 13000 TANGIBLE FIXED ASSETS	**107,789.94**
13500 INTANGIBLE FIXED ASSETS	
13510 Website	22,500.00

	Total
13599 Accumulated Amortization	-10,625.00
Total 13500 INTANGIBLE FIXED ASSETS	**11,875.00**
Total Fixed Assets	**119,664.94**
Other Assets	
14000 Security Deposits	33,100.00
Total Other Assets	**33,100.00**
TOTAL ASSETS	**$3,337,837.47**

LIABILITIES AND EQUITY

	Total
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	1,013,905.03
20002 Accounts Payable (A/P) - EUR	5,491.44
Total Accounts Payable	**1,019,396.47**
Credit Cards	
20500 Divvy Credit Card	44,635.28
Total Credit Cards	**44,635.28**
Other Current Liabilities	
21070 Loan from PayPal	3,418.93
21119 KickFurther Loan	36,665.47
21124 Favo Funding Loan #4	103,019.09
21126 Favo Funding Loan #5	94,518.75
21127 Favo Funding Loan #5 Fees	-8,566.95
21140 Sales Tax Payable	540.42
21160 Gift Card Liabilities	5,585.28
Total Other Current Liabilities	**235,180.99**
Total Current Liabilities	**1,299,212.74**
Long-Term Liabilities	
23000 Member Notes Payable	21.04
Total Long-Term Liabilities	**21.04**
Total Liabilities	**1,299,233.78**
Equity	
30000 Opening Balance Equity	325,652.66
30010 Member's Investment	197,190.11
30020 Member's Pay & Personal Expenses	-165,688.71
30030 Series A Preferred	6,750,001.26
30040 Cost of Series A Preferred	-19,748.50
30050 SAFE Note	1,182,127.64
39999 Retained Earnings	-6,572,614.32
Net Income	341,683.55
Total Equity	**2,038,603.69**

	Total
TOTAL LIABILITIES AND EQUITY	**$3,337,837.47**

Melanin Haircare

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	341,683.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable (A/R)	55,709.67
11001 Accounts Receivable (A/R) - GBP	10,710.83
12010 CLEARING ACCOUNTS:Paypal Hold	0.00
12070 CLEARING ACCOUNTS:GC & Refund Clearing	0.00
12100 Prepaid	43,993.37
12110 Prepaid Inventory	0.00
12500 Inventory Asset	-31,450.00
12510 Inventory Asset:Product Inventory	-308,326.36
12520 Inventory Asset:Merchandise Inventory	-1,089,980.35
12530 Inventory Asset:Components	-68,618.55
13499 TANGIBLE FIXED ASSETS:Accumulated Depreciation	29,145.14
20000 Accounts Payable (A/P)	-15,198.99
21005 Accrued Expenses	-1,379.00
21008 Bridge Loan	0.00
21010 Clearbanc LOC	-5,902.16
21070 Loan from PayPal	-26,278.75
21119 KickFurther Loan	-64,543.03
21122 Favo Funding Loan #3	-14,416.50
21124 Favo Funding Loan #4	-7,458.50
21131 Meged Funding Loan #7	0.00
21140 Sales Tax Payable	-107.50
21160 Gift Card Liabilities	778.64
21165 Marian Senior Loan	-22,400.00
21175 Massachusetts Department of Revenue Payable	0.00
21185 Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,515,722.04**
Net cash provided by operating activities	**$ -1,174,038.49**
INVESTING ACTIVITIES	
13599 INTANGIBLE FIXED ASSETS:Accumulated Amortization	7,500.00
Net cash provided by investing activities	**$7,500.00**
FINANCING ACTIVITIES	
23000 Member Notes Payable	-31,572.22
30000 Opening Balance Equity	325,652.66
30010 Member's Investment	3,000.00
30020 Member's Pay & Personal Expenses	-96,138.86
30050 SAFE Note	1,182,127.64
Net cash provided by financing activities	**$1,383,069.22**
NET CASH INCREASE FOR PERIOD	**$216,530.73**
Cash at beginning of period	1,485.62
CASH AT END OF PERIOD	**$218,016.35**

Melanin Haircare

Statement of Cash Flows

January - December 2024


Melanin Haircare, LLC
Statement of Changes in Equity


Accounts	2024 Amount ($)
Opening Balance Equity	325,652.66
Member's Investment	197,190.11
Member's Pay & Personal Expenses	(165,688.71)
Series A Preferred	6,750,001.26
Cost of Series A Preferred	(19,748.50)
SAFE Note	1,182,127.64
Retained Earnings	(6,572,614.32)
Net Income	341,683.55
Total Equity	**2,038,603.69**

Melanin Haircare, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Melanin Haircare, LLC (the "Company") is a company organized on October 10, 2015 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.